Exhibit 9

Translation from the Hebrew

February 6, 2011

To
Industrial Development Bank of Israel Ltd.
Yad Harutzim 12
Tel Aviv

Dear Sirs,

Re:           Your Shares in RVB Holdings Ltd. (company number 520043621) (“RVB”)

I hereby confirm our agreement as follows:

1.	You shall sell to me and I shall purchase from you, whether directly or through a company controlled by me, 1,111,111 Ordinary Shares of RVB held by you (the “Shares”).
2.	The price per Share shall be 20 cents and an aggregate consideration of 222,222.2 US dollars (the “Consideration”).
3.
The transfer of the Shares to me (or a company controlled by me) and the payment of the Consideration shall take place by April 14, 2011, at a date of which I will provide you notice of seven days in advance.  At the date of provision of such notice I shall also inform you of the identity of the purchaser (the “Purchaser”) – me or a company controlled by me – and the details of the securities account to which the Shares are to be transferred.

4.	The payment of the Consideration shall be made by wire transfer to your account, account number 047362, branch 357 at Bank Otzar Hachayal Ltd.
5.
Subject to any approval you shall provide the Purchaser with in respect of withholding tax, the Purchaser shall be entitled to withhold from the Consideration any tax it is required to withhold in accordance with the law.

6.	The Shares shall be transferred free and clear of any pledge, encumbrance and third party rights, free from any lock up and freely transferable.
7.	Please confirm your agreement to the above.

/s/ Aviv Tzidon

1.	We hereby confirm our agreement to the above said.
2.
We hereby confirm that we are knowledgeable of the financial status of RVB and the cash amount held by it and that we will have no claim in the future regarding the Consideration paid to us for the RVB Shares as above detailed.

/s/ Industrial Development Bank of Israel Ltd.